DaimlerChrysler Financial Services Americas LLC
                              27777 Inkster Road
                       Farmington Hills, Michigan 48334


                                                 January 27, 2006

Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, DC  20549

        Re:      DaimlerChrysler Financial Services Americas LLC
                 Post-Effective Amendment No. 3 to
                 Registration Statement on Form S-3
                 Filed January 20, 2006
                 File No. 333-127963
                 -----------------------------------------------

Dear Ms. Bancroft:

         This is in response to the your oral comments on Post-Effective Amendment No. 3 to the above-referenced Registration Statement on Tuesday, January 24, 2006 to use the term "issuing entity" in place of the terms "trust" and "issuer" in the cover pages and summaries of the prospectus and form of prospectus supplement in the Registration Statement. We have made the necessary changes. In addition, please note that we have made other minor changes to the Registration Statement.

         Please contact the undersigned at 248-512-3990 or Renwick D. Martin at 212-839-5319 if you have any questions or further comments.

                                                 Very truly yours,




                                                 /s/ Byron C. Babbish
                                                 --------------------
                                                 Byron C. Babbish